Filed by Chicago Mercantile Exchange Holdings Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Chicago Mercantile Exchange Holdings Inc.
Commission File No. 333-66988

The following communications contain certain forward-looking statements. References made in the following are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.


The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by Chicago Mercantile Exchange Inc. with the U.S. Securities and Exchange Commission, including Chicago Mercantile Exchange Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.


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The following press release was issued on October 1, 2001.

Contacts:         Ellen G. Resnick, 312/930-3435
                  Maryellen T. Thielen, 312/930-3467
                  news@cme.com


                             FOR IMMEDIATE RELEASE


DATE SET FOR CHICAGO MERCANTILE EXCHANGE INC. SHAREHOLDERS
TO VOTE ON MOVING TO A HOLDING COMPANY STRUCTURE


         CHICAGO, Oct. 1, 2001 - Chicago Mercantile Exchange Inc. (CME) today filed an amended S-4 registration statement (proxy statement/prospectus) with the U.S. Securities and Exchange Commission (SEC), paving the way for CME's shareholders to vote on a plan to reorganize CME into a holding company structure. The proxy statement/ prospectus is expected to be mailed to shareholders on or about Wednesday, Oct. 3. Shareholders are asked to vote on the proposals at or before a special meeting of shareholders scheduled for 4 p.m. on Wednesday, Nov. 7.

         CME's Board of Directors has set Tuesday, Sept. 25 as the record date for shareholders entitled to vote at the meeting.

         If shareholders approve the two-step plan, the futures exchange will become a wholly owned subsidiary of Chicago Mercantile Exchange Holdings Inc. (CME Holdings). According to the proxy statement/prospectus, the plan would provide CME with strategic and business flexibility and facilitate a possible initial public offering (IPO) of Class A shares.

         CME's Board of Directors has approved the holding company plan and recommends that shareholders vote "yes" on the proposals in the proxy statement. Approval requires the vote of a majority of outstanding shares, voting together as a single class.

         Chicago Mercantile Exchange Inc. (www.cme.com) is an international marketplace that brings together buyers and sellers on its trading floors and GLOBEX(R)2 around-the-clock electronic trading system. CME offers futures contracts and options on futures primarily in four product areas: interest rates, stock indexes, foreign exchange and commodities. On Nov. 13, 2000, CME finalized its transformation into a for-profit, shareholder-owned corporation as it became the first U.S. financial exchange to demutualize by converting its membership interests into shares of common stock that can trade separately from exchange trading privileges. The exchange moves about $1.5 billion per day in settlement payments and manages $28.4 billion in collateral deposits.

         We have filed with the SEC a Registration Statement on Form S-4, including a proxy statement and prospectus, regarding the holding company transactions with the SEC, which is expected to be declared effective as of 4 p.m. Central time on Oct. 1, 2001. Shareholders are urged to read the Registration Statement on Form S-4, including the proxy statement and prospectus, regarding the holding company transactions, when it is distributed to them, as well as other documents which Chicago Mercantile Exchange Inc. or Chicago Mercantile Exchange Holdings Inc. has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Shareholders may obtain a free copy of the documents we file at the SEC's Web site at www.sec.gov or www.secinfo.com. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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